UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546

								July 7, 2006

Via Facsimile (404) 515-2546 and US Mail

E. Neville Isdell
Chief Executive Officer
The Coca Cola Company
One Coca-Cola Plaza
Atlanta, Georgia  30313

	Re:	The Coca Cola Company
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
      Response Letter Dated May 26, 2006
 		File No. 1-2217

Dear Mr. Isdell:

      We have reviewed your response letter dated May 26, 2006 and have the following comment. Please be as detailed as necessary in your response. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state in your response to prior comment two that you provide concentrates to bottlers in Iran and Sudan pursuant to an OFAC license that is renewed annually, and you have secured an export license to provide certain information and know-how to Cadbury Schweppes bottlers in Syria. You also state that two bottlers, including one in which you have a minority interest, have sold your products into Syria since 2004; that you intend to grant distribution rights for your finished products with respect to Syria to a new distribution company which will source your products from bottlers in the region; and that you have a minority ownership interest in one of the bottlers expected to participate in the new distribution company.
You do not discuss OFAC or BIS licensing in connection with any of these bottling or distribution arrangements. Please explain whether you have received licenses for these arrangements, or rely on general licenses, or the arrangements are exempt from OFAC and BIS licensing requirements.

      Please file your response letter on EDGAR.  Please contact
James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-
3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Christopher Owings
		Assistant Director
		Division of Corporation Finance

Mr. E. Neville Isdell
The Coca Cola Company
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